US Securities and Exchange Commission
Division of Corporation Finance
Mail Stop: 3561 - CF/AD 11

October 6, 2005

Re; Calypso Wireless, Inc.

Item 4.01 of Form 8-K of August 22, 2005
Filed on September 21, 2005
File No. 1-8497

Ladies and Gentlemen:

In response to the staff’s comment letter dated October 4, 2005 regarding the Form 8-K of Calypso Wireless Inc. filed on September 21, 2005, we have answered each of the staff’s comments below. For the convenience of the staff, we have included each of the staff’s number comments followed by our numbered responses. Further, in connection with the submission of this response letter via EDGAR we are also filing an amended Form 8-K/A for Calypso Wireless which incorporates revised disclosure based upon the staff’s October 4, 2005 letter.

Comment 1. Please amend the Form 8-K of August 22, 2005, to provide in detail two accounting disagreements you had with Malone & Bailey, PC. We note that you have described only one disagreement in the Form 8-K.

Response 1. Please note the revised disclosure under Item 4.01 in (a)(1)(ii) where we have clarified that there were two accounting disagreements with Malone & Bailey, PC and have described in detail the two comments.

Comment 2. Please amend your Form 8-K of August 22, 2005, to include the required letters from your former auditors- R.E. Bassie & Co. and Malone & Bailey, PC.

Response 2. We have included as Exhibits 16.1 and 16.2 to the Form 8-K/A the required letters from former auditors, R. E. Bassie & Co. and Malone & Bailey, PC.

In connection with this response and pursuant to the staff’s general comments, Calypso Wireless acknowledges:

- the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Cheryl L. Dotson

Chief Financial Officer